UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Noah Holdings Limited
(Name of Issuer)

Ordinary Shares, Par Value US$0.00005 Per Share
(Title of Class of Securities)

65487X102[1]
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares. One American depositary share represents five ordinary shares.

CUSIP No. 65487X102	13G	Page 1 of 4

1	NAMES OF REPORTING PERSON Jingbo Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 68,191,010 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 68,191,010 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,191,010 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.8%

12	TYPE OF REPORTING PERSON
IN

CUSIP No. 65487X102	13G	Page 2 of 4

1	NAMES OF REPORTING PERSON Jing Investors Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 67,866,010 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 67,866,010 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,866,010 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.7%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. 65487X102	13G	Page 3 of 4

Item 1(a).	NAME OF ISSUER

Noah Holdings Limited

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Building A, No. 1226 Shenbin South Road, Minhang District, Shanghai, 201107, People’s Republic of China

Item 2(a).	NAME OF PERSON FILING

Jingbo Wang

Jing Investors Co., Ltd. (“Jing Investors”)

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

For Jingbo Wang:

Building A, No. 1226 Shenbin South Road, Minhang District, Shanghai, 201107, People’s Republic of China

For Jing Investors:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	CITIZENSHIP

Ms. Jingbo Wang is a citizen of Hong Kong Special Administrative Region of the People's Republic of China.

Jing Investors is a British Virgin Islands company.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, par value US$0.00005 per share.

Item 2(e).	CUSIP No.

65487X102.

This CUSIP number applies to the issuer’s American depositary shares (“ADSs”); One ADS represents five ordinary shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

CUSIP No. 65487X102	13G	Page 4 of 4

As of December 31, 2023, Jing Investors is the record owner of 67,500,000 ordinary shares of the issuer, Jing Investors also owns 364,530 ordinary shares in the form of ADS and has the right to acquire 1,480 ordinary shares upon vesting of restricted share units, granted under the share incentive plan of the issuer, within 60 days after December 31, 2023.

Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Jingbo Wang is the beneficial owner of all the ordinary shares held by Jing Investors. Ms. Jingbo Wang also owns 325,000 ordinary shares in the form of ADS.

Jing Investors is indirectly wholly owned by Ark Trust (Singapore) Ltd. in its capacity as trustee of the Norah Family Trust (the “Trust”) constituted under the laws of Singapore, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Ark Trust (Singapore) Ltd., a professional trustee company. Therefore, Ark Trust (Singapore) Ltd. as trustee of the Trust indirectly holds the shares of Jing Investors. Ark Trust (Singapore) Ltd. as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of Ark Trust (Singapore) Ltd. or any of its associates.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2024

Jing Investors Co., Ltd.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Director

Jingbo Wang

By:	/s/ Jingbo Wang
Name:	Jingbo Wang

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, Jing Investors Co., Ltd. and Jingbo Wang

* previously filed